

Mail Stop 3720

January 8, 2016

Leanne M. Stewart
Chief Financial Officer
21st Century Oncology Holdings, Inc.
2270 Colonial Boulevard
Fort Myers, Florida 33907

> **Re:** **21st Century Oncology Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 333-170812-32**

Dear Ms. Stewart:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Kimberly Commins-Tzoumakas, Esq.
General Counsel
21st Century Oncology Holdings, Inc.